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                                               40 King Street West, 52nd Floor
                                                          Toronto, ON  M5H 3Y2
                                                             Tel: 416 365 5123
                                                             Fax: 416 363 6622
[LOGO] Kinross                                         Toll Free: 866-561-3636
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                                                                 PRESS RELEASE


          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


SEPTEMBER 30, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC)

Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

As previously disclosed, Kinross has not yet filed its financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger. Kinross staff and advisory team continue to respond to questions posed by the Securities and Exchange Commission in the United States. Kinross management believes this process should be concluded in the near future.

Upon completion of this review process and the related audits the Company will complete its regulatory filings. We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of October 10, 2005.


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For additional information, e-mail info@kinross.com or contact:
                                   ----------------

CHRISTOPHER T. HILL                TRACEY M. THOM
SENIOR VICE PRESIDENT,             DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS           AND COMMUNICATIONS
Tel.  (416) 365-7254               Tel. (416) 365-1362